UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

MASIMO CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	33-0368882
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

40 Parker Irvine, California	92618
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of exchange on which each class is to be registered
Preferred Stock Purchase Rights, par value $0.001 per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which the form relates: Not applicable

Securities to be registered pursuant to Section 12(g) of the Act: Not applicable

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

On November 8, 2007, the Pricing Committee of the Board of Directors of Masimo Corporation (the “Company”) authorized and declared a dividend of one preferred stock purchase right (a “Right”) for each outstanding share of Common Stock of the Company (the “Common Stock”) to stockholders of record at the close of business on November 26, 2007 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company one one-thousandth of one share of Series A junior participating preferred stock, par value $0.001 per share, of the Company (the “Preferred Stock”), at a purchase price equal to $136.00 per Right, subject to adjustment (the “Purchase Price”). The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”), dated November 9, 2007, between the Company and Computershare Trust Company, N.A., as Rights Agent. In addition, one Right will be issued with each share of Common Stock that becomes outstanding after the Record Date, and prior to the earliest of the Distribution Date (as defined below), the date the Rights are redeemed or the Final Expiration Date (as defined below). The Rights trade automatically with shares of Common Stock and become exercisable only under the circumstances described below.

Exercise of Rights

Until a Right is exercised, the holder of such Right will have no rights as a stockholder of the Company (beyond those as an existing stockholder), including, without limitation, the right to vote or to receive dividends. Until the distribution date, the Rights will be attached to all certificates representing shares of Common Stock then outstanding, and no separate rights certificates (“Rights Certificates”) will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a distribution date (a “Distribution Date”) will occur upon the earlier of (i) ten business days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 15% or more of the Company’s outstanding Common Stock (other than as a result of repurchases of stock by the Company or actions determined to be inadvertent by the Board of Directors of the Company (the “Board”) by a person or group of affiliated or associated persons and such person or group promptly sells shares of the Company’s Common Stock until such person or group owns less than 15% of the Company’s outstanding Common Stock) or (ii) ten business days following the announcement of an intention to make a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person.

Detachment and Transfer of Rights

Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.

Anti-takeover Effects

The Rights have certain anti-takeover effects. The Rights will cause dilution to a person or group that attempts to acquire the Company in a transaction which the Board does not approve as in the best interests of the Company and its stockholders, as discussed in detail below.

“Flip-in” Rights

In the event that a person becomes an Acquiring Person, each holder of a Right, other than the Acquiring Person, will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash or other of the Company’s securities) having a market value equal to two times the exercise price of the Right. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Board as set forth below. All Rights that are or were beneficially owned by any Acquiring Person will be null and void.

“Flip-over” Rights

In the event any person or group becomes an Acquiring Person and the Company merges into or engages in certain other business combinations with an Acquiring Person, or 50% or more of the Company’s consolidated assets or earning power are sold to an Acquiring Person, each holder of a Right (other than void Rights owned by an Acquiring Person) will thereafter have the right to receive, upon exercise, common stock of the acquiring company that at the time of such transaction will have a market value of two times the exercise price of the Right.

At any time after a person becomes an Acquiring Person, the Board may exchange the Rights (other than void Rights owned by an Acquiring Person), in whole or in part, at an exchange ratio of one share of Common Stock, or, under certain circumstances, cash, property or other securities of the Company, including fractions of a share of preferred stock, per Right.

The Rights will not be exercisable until the Distribution Date and will expire at 5:00 P.M. (Pacific time) on November 8, 2017, the ten-year anniversary of the date the Rights Agreement was approved by the Pricing Committee, unless such date is extended or the Board redeems or exchanges them before that time (the “Final Expiration Date”).

Redemption of Rights

At any time before a person or group becomes an Acquiring Person, the Board may redeem the Rights in whole, but not in part, at a price of $0.001 per Right and on such terms and conditions as the Board may establish. Immediately upon the action of the Board ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

Amendment of Rights

The terms of the Rights may be amended by a resolution of the Board without the consent of the holders of the Rights, except that after a person or group becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the Rights (other than void Rights of an Acquiring Person). After the period for redemption of the Rights has expired, the Board may not amend the Rights Agreement to extend the period for redemption of the Rights.

The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights, options or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidence of indebtedness or assets (other than regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price.

A copy of the Rights Agreement is attached hereto as Exhibit 4.1. This summary description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

Terms of the Preferred Stock

In connection with the stockholder rights plan described herein, the Board designated 100,000 shares of preferred stock as Series A junior participating preferred stock, as set forth in the Certificate of Designation of Series A Junior Participating Preferred Stock (the “Certificate of Designation”) filed with the Secretary of State of the State of Delaware on November 9, 2007 and attached hereto as Exhibit 3.1. The Certificate of Designation is incorporated herein by reference.

The shares of Preferred Stock issuable upon exercise of the Rights have the following characteristics:

•	they are not redeemable;

•

the holders of Preferred Stock are entitled, when, as and if declared, to minimum preferential quarterly dividend payments of an amount equal to (i) $1.00 per share or (ii) 1,000 times the aggregate per share amount of all cash dividends and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions;

•

the holders of Preferred Stock are entitled, in the event of a liquidation, dissolution or winding up, to a minimum preferential payment equal to $1,000 per share, plus all accrued and unpaid dividends, provided that the holders shall be entitled to receive 1,000 times the aggregate payment made per common share;

•	the holders of Preferred Stock are entitled to 1,000 votes per share, voting together with the Common Stock; and

•

the holders of Preferred Stock are entitled, in the event of a merger, consolidation or other transaction in which outstanding shares of Common Stock are converted or exchanged, to receive 1,000 times the amount received per share of Common Stock.

This summary description of the terms of the Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the Certificate of Designation.

Item 2. Exhibits.

The documents listed below are filed as exhibits to this Registration Statement:

Exhibit No.	Description

3.1	Certificate of Designation of Series A Junior Participating Preferred Stock.

4.1	Rights Agreement, dated November 9, 2007, between the Registrant and Computershare Trust Company, N.A., as Rights Agent. The Rights Agreement includes the Form of Rights Certificate as Exhibit B and Form of Summary of Rights to Purchase Preferred Shares as Exhibit C.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

MASIMO CORPORATION

Date: November 9, 2007	By:	/s/ JOE E. KIANI
Joe E. Kiani
Chief Executive Officer and Chairman